September 24, 2019

Luis Zavala
Chief Financial Officer
Polar Power, Inc.
249 E. Gardena Blvd.
Gardena, CA 90248

       Re: Polar Power, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-37960

Dear Mr. Zavala:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies Revenue, page F-7

1. We note the discussions on pages 10 and 11 relating to the different services you offer to your customers. Please revise this note in future filings to address the following:

          Identify each source of revenue and explain how you account for that revenue ("point-
          in-time" or "over time").
          Explain how you account for revenues from your ongoing system performance monitoring service offered as part of your global network management services, which appears to also include software updates to customers.
          Address your accounting for revenues from the rental equipment you deploy to customer facilities.
 Luis Zavala
Polar Power, Inc.
September 24, 2019
Page 2


2. We note from pages 10 and 11 that the warranties you offer to customers appear to include a promise of additional future services in addition to the usual assurance that your products will function as expected. Also, from page F-8 we note that your product liability balance excludes 'the deferred revenues related to [your] warranty coverage'. Please revise this note in future filings to clearly describe your future performance obligations under the warranties you provide to customers and explain how you allocate and account for the amount of the transaction price related to these obligations. Refer to ASC 606-10-
         55-30 thru 35.

Item 15. Exhibits, Financial Statement Schedules
Exhibits 31.1 and 31.2, page 65

3. We note that the certifications provided do not include the language in paragraph 4 referring to your internal control over financial reporting. Please amend the filing to provide revised certifications that include the required wording. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a)
         and Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the periods ended March 31, 2019 and June 30, 2019.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Burton at (202) 551-3626 or Martin James, Senior Assistant
Chief Accountant, at (202) 551-3671 with any questions.



FirstName LastNameLuis Zavala                                  Sincerely,
Comapany NamePolar Power, Inc.
                                                               Division of
Corporation Finance
September 24, 2019 Page 2                                      Office of
Electronics and Machinery
FirstName LastName